Exhibit 99.1

SAIHEAT Limited Reports Audited Financial Results for the Year Ended December 31, 2024

SINGAPORE, April 28, 2025 (GLOBE NEWSWIRE) – SAIHEAT Limited (“SAIHEAT” or the “Company”) (NASDAQ: SAIH), today reported audited financial results for the fiscal year ended December 31, 2024.

Financial Highlights for the Year Ended December 31, 2024

●	Total revenues were US$5.54 million, representing a decrease of 18% compared to US$6.78 million in 2023 primarily due to revenue decreases across business segments of sales of products, hosting service and mining pool, which was partially offset by 125% revenue increase from mining revenue for the year ended December 31, 2024

●	Gross loss was US$1.01 million, compared to gross profit of US$0.46 million in 2023.

●	Net loss was US$5.89 million, slightly improved from a net loss of US$6.12 million in 2023.

●	Other income increased 62% to from US$1.25 million in 2023 to US$2.02 million in 2024, mainly due to an increase in the fair value of crypto assets for the year ended December 31, 2024.

Management Commentary

Mr. Arthur Lee, Chairman and Chief Executive Officer of SAIHEAT, commented, “While 2024 presented notable challenges following the April Bitcoin halving event, we adapted quickly to shifting market dynamics. Our mining revenue showed strong resilience, doubling revenue year-over-year on the back of higher average Bitcoin prices. Looking ahead, we remain focused on enhancing operational efficiency, progressing our sustainable bitcoin currency-mining strategy, and deepening our innovation in associate petroleum gas and nuclear integration.

In 2025, we will place a greater emphasis on our technologically leading area - Bitcoin cloud computing power mining. By focusing on this direction, we plan to provide the following three categories of services for customers to establish a connection between humanity and clean energy.

The first is Bitcoincurrency mining. We plan to offer an array of services from Bitcoincurrency joint mining to relative asset custody services by providing improved computing power to small and medium-sized eligible investors.

The second is Associate Petroleum Gas (APG). We aim to offer associated gas reutilization to energy asset owners, to help the large enterprises in the oil and gas fields meet the demand of creating value from idle energy through energy digitization and monetarization solutions. These technologies contribute to reducing the carbon footprint and provides innovative solutions for energy enterprises.

The third is Small Modular Reactor (SMR). We will provide sovereign countries with integrated solutions based on modular nuclear power to assist them in building new generation of digital energy infrastructures. Through computing power bitcoin currency mining, we solve problems such as the lack of stable customers at the initial stage of infrastructure construction or the relatively long cost recovery in investment cycle, thus, accelerating the investment recovery cycle and achieving higher economic benefits.

Recent Developments

On-Site Project & Program Development Update

●	The sale of 40MW of cutting-edge liquid-cooling container products to one of the subsidiaries of Bitdeer Technologies Group (“Bitdeer”) (NASDAQ: BTDR). The liquid-cooling containers are designed to host Bitdeer’s high-performance SEALMINER mining rigs and will be deployed at Bitdeer’s new data center.

●	Participation in the 1CP (AEP’s Critical Peak) program, a strategic initiative designed to reduce electricity costs for energy-intensive industries. This initiative aligns with SAIHEAT’s mission to enhance operational efficiency and sustainability in the digital asset sector.

●	Started accepting payments in Bitcoin for its range of products and services, including (1) the Company's HEATWIT liquid cooling Advanced Computing Center Ecosystem (ACCE) for Bitcoin mining operations and AI computing, and (2) the Company's HEATNUC small modular reactor products and services.

Hosting & Presence at Industry Events

●	Participation at the Supercomputing 2024 (SC24) Conference, taking place from November 18-21 in Atlanta, Georgia. SAIHEAT showcased its Advanced Computing Center Ecosystem (ACCE), a proven suite of liquid-cooling system that enable carbon-negative data center operations by repurposing waste computing heat.

●	Hosted its 2024 BIT HEAT DAY on November 14, 2024, at the Company’s U.S. R&D Center in Marietta, Ohio. The event was co-hosted with the Organization of Clean Energy and Climate (OCEC), a non-profit organization, with full support from local governmental office and community and focused on promoting next-generation edge data center infrastructure and the environmental, social, and governance (ESG) benefits of computing heat recycling through liquid-cooling technologies. SAIHEAT also showcased its new A-series product line, designed to address the growing demands of the AI industry.

HEATNUC Business Line Update

●	Strategic Progress in HEATNUC Initiatives Announced the integration of HEATNUC, an advanced Small Modular Reactor (SMR) system dedicated to power AI computing centers. Designed as a stable, high-capacity energy source, HEATNUC addresses the unique power needs of AI-driven infrastructure, providing a solution that traditional renewable and fossil-fuel-based energy sources cannot match.

Audited Financial Results for the Year Ended December 31, 2024

Revenues

Sales of Products: Decreased by 48% from $4.80 million for 2023 to US$2.50 million for 2024, due to fewer customer orders of high-performance crypto asset mining machines and outdoor computing infrastructure container secured during fiscal year 2024.

Hosting Service: Declined 86% from $0.37 million year-over-year to US$0.05 million, which was due to machines shutdowns requested by hosting clients since their high power-consumption miners do not deliver profit when block reward halving occurred in April 2024.

Mining Pool: Decreased by 78%, from $0.30 million for 2023 to US$0.07 million for 2024, as some hosting customers using our pool chose to shut down miners due to block reward halving events in year 2024.

Mining Revenue: Increased by 125% to US$2.92 million, driven by increased average price of bitcoin mined, which was 130% higher than the average price in the prior year. The average daily bitcoin production was 0.13 bitcoin in 2024, compared with 0.12 in the prior year.

Cost of Revenues

Cost of revenues increased by 4% year-over-year to US$6.55 million, primarily due to expanded self-mining activity and energy consumption. This offset reductions in hardware-related costs for sales and hosting.

Gross (Loss)/Profit

Gross profit turned into a gross loss of US$1.01 million for the year ended December 31, 2024, compared to a gross profit of US$0.46 million in 2023.

Gross Margin

The gross margin was negative 18% in 2024, compared to a positive gross margin of 7% in the prior year.

The decline was primarily driven by higher costs associated with self-mining operations and a shift in revenue mix.

Operating Expenses

Selling and Marketing Expenses: Decreased 75% to US$0.28 million, reflecting reduced share-based compensation expenses, depreciation and amortization expenses, and travel costs.

General and Administrative Expenses: Slightly increased by 5% to US$5.97 million, which was mainly driven by a rise in share-based payment expenses to US$3.15 million.

Research and Development Expenses: Decreased by 25% to US$0.64 million, due to lower employee-related and incentive expenses.

Impairment of Long-Lived Assets: No impairment recorded in 2024, compared to US$0.14 million in 2023, reflecting improved BTC market valuations.

Other Income

Other income was US$2.02 million in 2024, compared to US$1.25 million in 2023, driven primarily by unrealized gains from changes in the fair value of crypto assets.

Net loss

As a result of the above, SAIHEAT reported a net loss of US$5.89 million, slightly improved from a US$6.12 million net loss in the prior year.

Non-GAAP Financial Measures

We are providing supplemental financial measures for non-GAAP net income from operations that excludes the impact of share-based compensation expense, loss from disposal of property and equipment, impairment losses on crypto assets, depreciation of fixed assets and amortization of intangible assets. This supplemental financial measure is not measurement of financial performance under generally accepted accounting principles in the United States (“GAAP”) and, as a result, this supplemental financial measure may not be comparable to similarly titled measures of other companies. Management uses this non-GAAP financial measure internally to help understand, manage, and evaluate our business performance and to help make operating decisions.

We believe that this non-GAAP financial measure is also useful to investors and analysts in comparing our performance across reporting periods on a consistent basis. Non-GAAP financial measures are subject to material limitations as they are not in accordance with, or a substitute for, measurements prepared in accordance with GAAP. For example, we expect that share-based compensation expense, which is excluded from non-GAAP financial measures, will continue to be a significant recurring expense over the coming years and is an important part of the compensation provided to certain employees, officers, and consultants. Similarly, we expect that depreciation of fixed assets and amortization of intangible assets will continue to be a recurring expense over the term of the useful life of the assets. We also will exclude impairment losses on crypto assets from the non-GAAP financial measure, which may occur in future periods as a result of our continued holdings of significant amounts of bitcoin. Our non-GAAP financial measure is not meant to be considered in isolation and should be read only in conjunction with our Consolidated Financial Statements, which have been prepared in accordance with GAAP. We rely primarily on such Consolidated Financial Statements to understand, manage, and evaluate our business performance and use the non-GAAP financial measure only supplementally.

The following is a reconciliation of our non-GAAP net (loss) income for the years ended December 31, 2024, 2023 and 2022 respectively, which excludes the impact of (i) share-based compensation expense, (ii) loss from disposal of property and equipment, (iii) depreciation of fixed assets and amortization of intangible assets (dollars in thousands):

	For the year ended December 31,
	2023	2024
Reconciliation of non-GAAP net (loss) income:
Net (loss) income	$(6,120)	$(5,886)
Share-based Compensation Expense	2,641	3,458
Loss from disposal of property and equipment	402	2
Depreciation and amortization expenses	1,347	1,655
Non-GAAP net (loss) income	$(1,730)	$(771)

About SAIHEAT

SAIHEAT (NASQAQ: SAIH) is a global distributed computing power operator. By leveraging a modular computing power system, we help energy owners address the issues of local energy consumption and efficient resource utilization. The company provides BTC cloud mining services by joint computing power, as well as energy digitization and monetarization solutions for energy asset owners. These technologies contribute to reducing the carbon footprint and provides innovative solutions for energy enterprises.

For more information on SAIHEAT, please visit https://www.saiheat.com

Safe Harbor Statement

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements include, but not limited to, statements concerning SAIHEAT and the Company’s operations, financial performance, and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. SAIHEAT cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic, and social conditions around the world including those discussed in SAIHEAT’s Form 20-F under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. All forward-looking statements are applicable only as of the date it is made and SAIHEAT specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

Media Contact:
pr@saiheat.com

Investor Relations Contact:
ir@saiheat.com

WFS Investor Relations Inc.
Janice Wang
Email: services@wealthfsllc.com
Phone: +86 13811768599
+1 628 283 9214

SAIHEAT LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands, except for number of shares and per share data)

	As of December 31, 2023	As of December 31, 2024
	(US$)	(US$)
Assets
Current assets:
Cash and cash equivalents	3,176	1,038
Restricted cash	—	41
Accounts receivable	900	237
Inventories	44	772
Crypto assets	6,709	6,905
Stablecoin assets	81	20
Deposits, prepayments and other current assets, net	1,341	1,882
Total current assets	12,251	10,895

Property and equipment, net	4,994	3,974
Operating lease right-of-use assets, net	830	585
Intangible assets, net	—	—
Long term Assets	—	3,080
Total assets	18,075	18,534

Liabilities and equity
Current liabilities:
Accounts payable	45	438
Operating lease liabilities-current	241	82
Accrued and other liabilities	358	122
Advance from customers	—	870
Short-term Borrowings	—	2,115
Other payable and accrued liabilities	42	55
Total current liabilities	686	3,682
Operating lease liabilities-non-current	569	486
Total non-current liabilities	569	486
Total Liabilities	1,255	4,168

Commitments and contingencies - Note 12

Shareholders’ equity:
* Class A Common Shares, $0.0015 par value; 22,024,624 shares authorized, 1,110,907 and 1,013,163 shares issued and outstanding in December 31, 2024 and December 31, 2023.	1	1
* Class B Ordinary shares ($0.0015 par value; 642,043 shares authorized and outstanding on December 31, 2024 and December 31, 2023)	1	1
Additional paid-in capital	48,680	52,137
Accumulated deficit	(31,345)	(37,231)
Accumulated other comprehensive income/(loss)	(517)	(542)
Total shareholders’ equity	16,820	14,366
Total Liabilities and shareholders’ equity	18,075	18,534

SAIHEAT LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME

(In thousands, except for number of shares and per share data)

	For the year ended December 31,
	2022	2023	2024
	(US$)	(US$)	(US$)
Revenues	10,638	6,776	5,543
Cost of revenues	9,498	6,319	6,553
Gross Profit	1,140	457	(1,010)

Sales and marketing expenses	1,098	1,134	284
General and administrative expenses	6,080	5,703	5,973
Research and development expenses	476	853	642
Impairment of long-lived assets	951	138	—
Total operating expenses	8,605	7,828	6,899

Loss from operations	(7,465)	(7,371)	(7,909)
Other income/(expense), net	(1,380)	1,251	2,023
Loss before income tax	(8,845)	(6,120)	(5,886)
Income tax benefit(expenses)	—)	—	—
Net loss	(8,845)	(6,120)	(5,886)

Other comprehensive loss
Foreign currency translation loss	(544)	(56)	(25)
Total comprehensive loss	(9,389)	(6,176)	(5,911)

Loss per ordinary share*
Basic and diluted	(6.7189)	(3.7916)	(3.4582)

Weighted average number of ordinary shares outstanding*:
Basic & diluted	1,316,440	1,614,089	1,702,018

*	The shares and per share data are presented on a retroactive basis to reflect the reverse stock split.